

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

May 16, 2007

Via Facsimile at (212) 451-2222 and U.S. Mail

Steve Wolosky, Esq.
Olshan Grundman Frome
Rosenzweig & Wolosky LLP
Park Avenue Tower
654 East 55th Street
New York, New York 10022

Re: BNS Holding, Inc. (the "Company")
Schedule 13E-3
File No. 005-13165
Preliminary Proxy Statement filed on Schedule 14A
File No. 001-05881
Filed May 7, 2007 by BNS Holding, Inc.

Dear Mr. Wolosky:

We have reviewed your filings and have the following comments.

Schedule 13E-3
Item 13. Financial Statements, page 36

1.   We note your response to comment 2. Please note that Item 1010(c)(4) requires that
        the ratio of earnings to fixed charges be *"computed in a manner consistent with"*
        Item 503(d) of Regulation S-K. Regulation M-A does not exempt the filing person
        from including the information in the circumstances excluded by Regulation S-K, it
        merely requires that the information be computed in the manner set forth in
        Regulation S-K. Please revise to include the ratio of earnings to fixed charges, as
        required by Item 1010(c)(4) of Regulation M-A.

Schedule 14A
Background of the Transaction, page 7

2.   We note your response to comment 3. We still do not see a detailed discussion of
        the board's reasoning in determining to pursue the reverse stock split, its analysis of
        the transaction, and the substance of the discussions taking place in fiscal 2005.
        Please revise.

Closing Comments

   As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filings that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

   If you have any questions, please contact me at (202) 551-3267 or by facsimile at (202) 772-9203.

         Very truly yours,

         Julia E. Griffith
         Special Counsel
         Office of Mergers and
         Acquisitions